UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November  2022

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F           ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

Change in Registrant’s Certifying Accountant

On November 11, 2022, the Company appointed Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm for the year ending December 31, 2022. Marcum succeeds Ernst & Young LLP (“EY”) who tended their resignation on October 20, 2022 and which previously was the independent registered public accounting firm providing audit services to the Company. The change of the Company’s independent registered public accounting firm was approved by the audit committee and the board of directors of the Company.

During the Company’s three most recent fiscal years ended December 31, 2021, 2020 and 2019 and in the subsequent interim period through October 20, 2022, (i) there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of such disagreement in connection with its reports on the financial statements for such periods, and (ii) there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions). The audit committee and board of directors of the Company discussed such matters with Ernst & Young LLP, and the Company authorized Ernst & Young LLP to respond fully to inquiries of Marcum LLP in its capacity as the successor accountant concerning such matters.

During the Company’s three most recent fiscal years ended December 31, 2021, 2020 and 2019 and in the subsequent interim period through November 11, 2022, neither the Company nor anyone on the Company’s behalf consulted with Marcum regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, in connection with which either a written report or oral advice was provided to the Company that Marcum concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Ernst & Young LLP with a copy of the disclosures it is making in this Current Report on Form 6-K and requested from Ernst & Young LLP a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Ernst & Young LLP’s letter dated November 18, 2022 is attached hereto as Exhibit 16.1.

Exhibit Index

Exhibits

16.1	Letter of Ernst & Young LLP, dated November 18, 2022

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer

Date: November 18, 2022

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